CUSIP No. 29406L201	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.7)*

Environmental Power Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29406-L-10-2

(CUSIP Number)

Scott Pueschel, P.C.

Pierce Atwood LLP

One New Hampshire Avenue, Suite 350

Portsmouth, NH 03801

(603)433-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29406L201	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Donald A. Livingston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person with	7. SOLE VOTING POWER 687,680
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 687,680
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,680
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14.	TYPE OF REPORTING PERSON (See Instruction) IN

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CUSIP No. 29406L201	Page 3 of 5 Pages

Item 1.	Security and Issuer

Common Stock, $.01 par value per share (the “Common Stock”), of Environmental Power Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is One Cate Street, 4 th Floor, Portsmouth, NH 03801. All stock numbers set forth in this filing give effect to the Company’s 1-for-7 reverse split of the Common Stock effected on November 30, 2004 (the “Reverse Split”).

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the statement on Schedule 13D relating to the Common Stock of the Company previously filed by Reporting Person with the Securities and Exchange Commission, as amended to date (the “Schedule 13D”), and is being made to disclose (i) the acquisition of beneficial ownership of additional shares of Common Stock and (ii) a decrease in the beneficial ownership of the Reporting Person as a result of issuances of additional shares of Common Stock by the Company.

Item 2.	Identity and Background

(a)	The person (“Reporting Person”) filing this Amendment No. 7 to Schedule 13D is Donald A. Livingston.

(b)	The business address of the Reporting Person is c/o Environmental Power Corporation, One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801.

(c)	The Reporting Person is a former Executive Vice President and a former director of the Company and its subsidiary, Microgy. The Reporting Person is retired from employment with the Company and Microgy, but continues to serve as a consultant to them.

(d)	Criminal proceedings – None.

(e)	Civil proceedings – None.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The foregoing disclosures shall be in addition to the previous disclosed made by the Reporting Person in Item 3 of the Schedule 13D:

On March 29, 2004, the Reporting Person was granted a stock option to purchase 142,857 shares of the Company’s Common Stock at an exercise price of $7.00 per share as incentive compensation, subject to vesting based upon certain performance conditions. On September 23, 2004, the stock option became exercisable in full. As a result, the Reporting Person’s aggregate beneficial ownership of the Company’s Common Stock increased by more than 1% of the outstanding Common Stock as of September 23, 2004.

On July 13, 2005, the Reporting Person was granted a stock option to purchase 200,000 shares of the Company’s Common Stock at an exercise price of $5.70 per share, subject to vesting based upon certain performance conditions. The Reporting Person did not pay any amount for the stock option. On September 22, 2005, the performance criteria for the vesting of 150,000 shares were met. As a result, the Reporting Persons’s aggregate beneficial ownership of the Company’s Common Stock increased by more than 1% of the outstanding Common Stock as of September 22, 2005.

The foregoing option grants have been previously reported by the Reporting Person in Statements of Changes in Beneficial Ownership on Form 4 and by the Company in Current Reports on Form 8-K, to the extent then required to be so reported, and reflected since the date of such option grants in the information regarding executive compensation and beneficial ownership of the Company’s securities set forth in its Annual Reports on Form 10-K and its proxy statements on Schedule 14A.

Item 4.	Purpose of Transaction

The grants of the stock options to the Reporting Person were to give the Reporting Person an incentive to achieve certain performance goals. Shares of the Company’s Common Stock previously acquired by the Reporting Person were acquired for investment purposes.

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CUSIP No. 29406L201	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person may be deemed to own beneficially 687,680 shares of Common Stock as of the date hereof. Of the shares beneficially owned by the Reporting Person, 342,858 shares are subject to currently exercisable stock options and 165,000 shares are pledged as security for the Reporting Person’s obligations under promissory notes held by the Company having an aggregate outstanding principal amount of $410,498.

Prior to the filing of this Amendment, the last amendment to the Schedule 13D to which this Amendment relates reflected the beneficial ownership by the Reporting Person of approximately 12.2% of the Company’s Common Stock (based on approximately 3,329,040 shares outstanding as of the date of such prior amendment, after giving effect to the Reverse Split). The Reporting Person’s beneficial ownership of the Company’s Common Stock represented approximately 11.7% of the issued and outstanding shares of Common Stock of the Company as of September 23, 2004 (based on approximately 4,872,564 shares outstanding as of such date, after giving effect to the Reverse Split, and based upon the number of shares reflected as outstanding on the cover page to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004), approximately 8.9% of the issued and outstanding shares of Common Stock of the Company as of September 22, 2005 (based on approximately 7,418,632 shares outstanding as of such date based upon the number of shares reflected as outstanding on the cover page to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005) and approximately 4.4% of the issued and outstanding shares of Common Stock of the Company as of the date of this filing (based on approximately 15,267,784 shares outstanding as of such date, based upon the number of shares reflected as outstanding on the cover page to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and after giving effect to the Company’s public offering of 5,000,000 shares of Common Stock on October 3, 2007).

(b)	The number of shares as to which the Reporting Person may be deemed to have (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of and (iv) shared power to dispose or to direct the disposition of is set forth in the cover pages to this Amendment and such information is incorporated herein by reference.

(c)	None.

(d)	Not Applicable.

(e)	The Reporting Person ceased to be the owner of 5% or more of the Company’s Common Stock as a result of the issuance by the Company of 5,000,000 shares of Common Stock in an underwritten public offering on October 3, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the option agreements filed as exhibits hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	-	Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Company and Donald A. Livingston (Incorporated by reference to Exhibit 4.10 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 24, 2004 (SEC File No. 333-118521)).

Exhibit 2	-	Non-Statutory Stock Option Agreement granted under the Registrant’s 2005 Equity Incentive Plan, dated August 11, 2005, between the Company and Donald A. Livingston (Incorporated by reference to Exhibit 10.83 to the Company’s Registration Statement on Form S-2 (SEC File No. 333-128863)).

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CUSIP No. 29406L201	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2008
(Date)

/s/ Donald A. Livingston
Donald A. Livingston

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